15950 N. Dallas Parkway, Suite 600 Dallas, Texas 75248 t 972.661.1843 f 972.490.4120

Consent of Independent Registered Public Accounting Firm

We have issued our reports for the years ended June 30, 2012, 2011, 2010 and 2009, dated July 30, 2012, August 17, 2011, August 19, 2010, and August 3, 2009, respectively, accompanying the financial statements and selected per share data and ratios of Armstrong Associates, Inc. We consent to the use of the aforementioned reports and to the use of our name as it appears in the Prospectus under the caption "Condensed Financial Information" as it appears in the shareholders report and in the “Statement of Additional Information”.

Travis Wolff, LLP
Dallas, Texas
October 22, 2012

Assurance  l  Tax  l  Advisory
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